

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 1, 2020

Steven Coke
Interim Principal Financial and Accounting Officer
Papa John's International, Inc.
2002 Papa John's Blvd
Louisville, KY 40299-2367

 Re: Papa John's International, Inc.
   Form 10-K for the Fiscal Year Ended December 29, 2019
   File No. 000-21660

Dear Mr. Coke:

 We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Trade & Services